Exhibit (a)(5)(A)

MUELLER INDUSTRIES & ATLAS HOLDINGS

COMPLETE TENDER OFFER FOR TECUMSEH PRODUCTS COMPANY

Memphis, TN and Greenwich, CT – September 21, 2015 - Mueller Industries, Inc. (NYSE: MLI) (“Mueller Industries”) and Atlas Holdings LLC (“Atlas Holdings”), today announced the successful completion of the tender offer for Tecumseh Products Company (Nasdaq: TECU) by MA Industrial JV LLC, an entity owned by affiliates of Mueller Industries and Atlas Holdings to acquire all of the issued and outstanding common shares of Tecumseh for $5.00 per share, net to the seller in cash, without interest and less any required withholding taxes.

The tender offer expired at midnight New York City time at the end of the day on September 18, 2015. The depositary for the tender offer advised that 16,399,431 common shares of Tecumseh (excluding shares delivered pursuant to guaranteed delivery) were validly tendered in, and not withdrawn from the tender offer, representing approximately 88.34% of Tecumseh’s outstanding common shares and, after taking into account shares delivered pursuant to guaranteed delivery procedures, approximately 90.93% of Tecumseh’s outstanding common shares were tendered. Accordingly, the “Minimum Condition” was satisfied, and MA Industrial Sub Inc. accepted for payment, and will promptly pay for, all common shares of Tecumseh validly tendered and not withdrawn in the offer.

Mueller Industries and Atlas Holdings expect to promptly complete a “short-form” merger of MA Industrial Sub Inc. with and into Tecumseh under Section 711 of the Michigan Business Corporation Act. At the time the merger becomes effective, each common share of Tecumseh issued and outstanding and not tendered in the tender offer (other than shares held by Tecumseh or MA Industrial JV LLC or any of their subsidiaries) will be converted into the right to receive an amount in cash equal to $5.00 per share, net to the seller in cash, without interest and less any required withholding taxes, the same price that was paid in the tender offer.

Following the completion of the merger, Tecumseh shares will cease to be traded on the NASDAQ Global Market. Holders of Tecumseh shares who did not surrender their shares in the tender offer will receive a new letter of transmittal to surrender their shares in exchange for the merger consideration.

The transaction will link Tecumseh, a leading global manufacturer of compressors and related products, with new owners Mueller Industries, a leading manufacturing company, and Atlas Holdings, a firm with expertise in transforming and reinvigorating industrial businesses across the globe.

Willkie Farr & Gallagher LLP is serving as legal advisor to Mueller Industries and Atlas Holdings.

About Tecumseh Products Company

Tecumseh Products Company is a global manufacturer of hermetically sealed compressors for residential and specialty air conditioning, household refrigerators and freezers, and commercial refrigeration applications, including air conditioning and refrigeration compressors, as well as condensing units, heat pumps and complete refrigeration systems. Additional information can be found at www.tecumseh.com.

About Mueller Industries, Inc.

Mueller Industries, Inc. (NYSE: MLI) is an industrial manufacturer that specializes in copper and copper alloy manufacturing while also producing goods made from aluminum, steel, and plastics. They are headquartered in Memphis, Tennessee and comprises a network of operations in the United States, Canada, Mexico, Great Britain, and China. Their products include tubing, fittings, valves, vessels, and related items for plumbing and HVACR related piping systems, as well as rod, forgings, extrusions, and various components for OEM applications. Products are distributed into sectors such as building construction, appliance, defense, energy, and automotive.

About Atlas Holdings LLC

Founded in 2002, Atlas Holdings LLC is headquartered in Greenwich, Connecticut. Atlas Holdings and its affiliates own 16 companies that employ nearly 15,000 associates and operate more than 100 facilities across the globe - generating approximately $4 billion in revenue annually. Atlas Holdings companies are engaged in a variety of industries, including aluminum processing, automotive, building materials, capital equipment, construction, energy, industrial services, packaging, paper, power generation, steel, and supply chain management. Visit www.atlasholdingsllc.com for more information.

Forward Looking Statements

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Tecumseh Products Company’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include those described in cautionary statements contained elsewhere herein and in Tecumseh Products Company’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Tecumseh Products Company’s most recent annual report on Form 10-K. These forward-looking statements reflect Tecumseh Products Company’s expectations as of the date of this report. Tecumseh Products Company undertakes no obligation to update the information provided herein, except as required by law.

Company Contacts

For Tecumseh Products Company:

Janice Stipp

Tecumseh Products Company

734.585.9507

Janice.Stipp@tecumseh.com

For Mueller Industries:

Jeffrey A. Martin

Mueller Industries, Inc.

901.753.3226

JMartin@MuellerIndustries.com

For Atlas Holdings:

David A. Filippelli

Atlas Holdings LLC

203.983.7909

dfilippelli@atlasholdingsllc.com